Exhibit 3

                                  RELEVANT FACT

GERDAU S.A. (Bovespa: GGBR, NYSE: GGB and Latibex: XGGB) informs that its subsidiary in North America, Gerdau AmeriSteel Corporation (TSX: GNA.TO), has closed a private offering of Senior Unsecured Notes due 2011, as per the press release divulged today and reproduced below.

                         "GERDAU AMERISTEEL CORPORATION
                  ANNOUNCES SUCCESSFUL CLOSING OF $405 MILLION
                    SENIOR NOTE ISSUE AND $350 MILLION SENIOR
                             SECURED CREDIT FACILITY

TORONTO, ON, June 27, 2003 - Gerdau Ameristeel Corporation (TSX:GNA.TO) announced the closing of the private offering of its 10?% Senior Unsecured Notes due 2011 at 98.001% of face amount and the initial draw-down under its new senior secured credit facility.

The net proceeds from the sale of the Senior Notes totaled approximately $389.5 million, before expenses, and cash proceeds from the initial draw down were approximately $142.5 million. As previously announced, the proceeds from the Senior Note offering and the initial draw-down under the new senior secured credit facility were used by Gerdau Ameristeel to repay indebtedness under its existing credit facilities.

The refinancing has significantly extended the Company's debt maturities and provided a more permanent capital base. The offering of the Senior Notes was not registered under the U.S. Securities Act of 1933 and the Senior Notes may not be offered or sold in the United States absent such registration or an applicable exemption from registration requirements."

The complete text of the above mentioned press release issued by Gerdau AmeriSteel Corporation can be accessed through the company's website www.gerdauameristeel.com

                         Rio de Janeiro, June 27th, 2003

                             Osvaldo Burgos Schirmer
                            Executive Vice President
                           Investor Relations Director